UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11)

loanDepot, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53946R106
(CUSIP Number)

Anthony Hsieh
6561 Irvine Center Drive
Irvine, California 92618
202-662-6000

Frank M. Conner, III
Michael P. Reed
Charlotte May
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001
202-662-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53946R106
1.	Names of Reporting Persons Anthony Hsieh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 7,568,837

		8.	Shared Voting Power 128,601,940

		9.	Sole Dispositive Power 7,568,837

		10.	Shared Dispositive Power 128,601,940

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,170,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.3%[1,2]

14.	Type of Reporting Person (See Instructions) IN

[1]	Calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s Class C Common Stock but conversion of no other Class C Common Stock.

[2]	Based on 92,557,927 shares of the Issuer’s Class A Common Stock outstanding on October 9, 2024 as reported by the Issuer in a registration statement on Form S-3 filed with the SEC on October 11, 2024.

Explanatory Note

This Amendment No. 11 (“Amendment No. 11”) to Schedule 13D (this “Schedule 13D”) is filed by Anthony Hsieh (the “Reporting Person”) and relates to the beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of loanDepot, Inc., a Delaware corporation (“loanDepot” or the “Issuer”). Amendment No. 10 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021, as amended on April 26, 2022, May 6, 2022, January 10, 2023, February 7, 2023, April 6, 2023, May 28, 2024, August 20, 2024, September 3, 2024, September 10, 2024 and September 16, 2024 (as amended prior to the date hereof, the “Original Filing,” and as amended by this Amendment No. 10, the “Statement”). Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 4. Purpose of Transaction

The penultimate paragraph in Item 4 of the Original Filing, as amended, is hereby further amended to read as follows:

As previously disclosed, the Reporting Person is party to the Registration Rights Agreement, dated as of February 16, 2021 (the “Registration Rights Agreement”), by and among the Issuer, LD Holdings Group LLC, the Hsieh Investors (as defined therein) and certain other holders identified therein. As previously disclosed, pursuant to the terms of the Registration Rights Agreement, the Reporting Person exercised his right to request that the Issuer file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) to register the offer and sale, from time to time, of approximately 137.1 million shares of Class A Common Stock that are beneficially owned by the Reporting Person. Such registration statement on Form S-3 was filed with the SEC on October 11, 2024 and declared effective on October 22, 2024. The foregoing does not constitute an offer of any securities for sale.

Item 5. Interest in Securities of the Issuer

(a), (b) The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto and the related footnotes are incorporated by reference herein and is as of the date hereof. Such information assumes there are 92,557,927 shares of the Issuer’s Class A Common Stock outstanding on October 9, 2024 as reported by the Issuer on a registration statement on Form S-3 filed with the SEC on October 11, 2024. The Reporting Person also owns 45,290 unvested restricted stock units of the Issuer. By virtue of the relationship among the Reporting Person and the Class C Stockholders (as defined in the Original Filing), the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. Certain of the shares obtainable upon exchange of Class C Common Stock are required to be delivered to third parties and would not be retained by the Reporting Person upon exchange.

(c) The Reporting Person, through the JLSSAA Trust, has sold certain shares of Class A Common Stock as shown in the table below. The amounts reported are weighted average prices. The Reporting Person undertakes to provide the Issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, specific trade amounts and pricing at which the respective transactions were effected.

Date	Number of Shares	Weighted Average Price
10/14/2024	242,355	$2.0428(1)
10/15/2024	207,761	$2.0654(2)
10/16/2024	18,806	$2.0597(3)
10/31/2024	255,428	$2.1100(4)
11/1/2024	192,298	$2.0809(5)

1.	The shares were sold in multiple transactions at prices ranging from $2.02 to $2.14. These sales were effected pursuant to the Reporting Person’s Rule 10b5-1 trading plan dated May 30, 2024.
2.	The shares were sold in multiple transactions at prices ranging from $2.03 to $2.12. These sales were effected pursuant to the Reporting Person’s Rule 10b5-1 trading plan dated May 30, 2024.
3.	The shares were sold in multiple transactions at prices ranging from $2.055 to 2.085. These sales were effected pursuant to the Reporting Person’s Rule 10b5-1 trading plan dated May 30, 2024.
4.	The shares were sold in multiple transactions at prices ranging from $2.145 to $2.105. These sales were effected pursuant to the Reporting Person’s Rule 10b5-1 trading plan dated May 30, 2024.
5.	The shares were sold in multiple transactions at prices ranging from $2.07 to $2.15. These sales were effected pursuant to the Reporting Person’s Rule 10b5-1 trading plan dated May 30, 2024.

As described in the Original Filing, in connection with the Issuer’s IPO, shares of Issuer’s Class C Common Stock, par value $0.001 (“Class C Common Stock”), were issued to certain holders of LD Holdings Group LLC (“LD Holdings”) Class A Common Units (“Common Units”) equal to the number of Common Units held by such holders. Pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of LD Holdings, holders of Common Units may, subject to certain exceptions, from time to time require LD Holdings to redeem all or a portion of their Common Units (together with an equal number of shares of Class C Common Stock) in exchange for, at the Issuer’s election (determined solely by a majority of the Issuer’s directors who are disinterested), newly issued shares of Class A Common Stock on a one-for-one basis or a cash payment equal to an average market price of one share of Class A Common Stock for each Common Unit so redeemed. On September 16, 2024 and October 17, 2024, the Reporting Person elected to cause the JLSSAA Trust to exchange 1,500,000 and 5,000,000 Common Units, respectively, held for their benefit by such entity for an equal number of shares of Class A Common Stock. The shares of Class C Common Stock corresponding to the Common Units that were exchanged for Class A Common Stock were cancelled for no consideration on September 16, 2024 and October 17, 2024, respectively.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Anthony Li Hsieh

By:	/s/ Anthony Li Hsieh

Dated: November 5, 2024